July 11, 2007

Ms. Linda Cvrkel, Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Federal-Mogul Corporation (the “Company”)

Form 10-K for the year ended December 31, 2006

File No. 001-01511

Dear Ms. Cvrkel:

We are responding to your letter dated March 29, 2007 which was received by facsimile on July 5, 2007 relating to Federal-Mogul Corporation’s (the “Company”) annual report on Form 10-K for the year ended December 31, 2006. We appreciate the Staff’s input and suggestions as we are currently drafting our Form 10-Q for the quarter ended June 30, 2007.

For your convenience, the Staff’s comments have been retyped below in boldface type, and the Company’s responses are provided immediately after each comment.

Note 12. Investments in Non-Consolidated Affiliates

1.	We note the disclosure indicating that the Company’s joint venture partner for its joint venture in Turkey holds an option to put its shares to a subsidiary of the Company at the higher of fair value or a guaranteed minimum amount. We also note that as of December 31, 2006, the total amount of the contingent guarantee, were all triggering events to occur approximated $55 million. We also note that management believes that this contingent guarantee is substantially less than the estimated fair value of the guarantee’s interest in the affiliate. With regards to the put option held by your joint venture partner, please tell us and explain in the notes to your financial statements in future filings, what if any accounting recognition has been used for the put option for purposes of your consolidated financial statements. As part of your response, please indicate whether the Company is accounting for the put option as a derivative financial instrument in accordance with SFAS No. 133 and explain the basis or rationale for your conclusions. Also, please explain how you determined the fair value assigned to the put option. We may have further comment upon receipt of your response.

The Turkey joint venture was established during 1995 between T&N plc (“T&N”) and the Dereli family (“Dereli”). Federal-Mogul Corporation became affiliated with this entity through its acquisition of T&N during 1998. The purpose of this joint venture was and continues to be the manufacturing and marketing of automotive parts including pistons, pins, piston rings, and cylinder liners to Original Equipment (“OE”) and Aftermarket customers. At the time of formation, the joint venture allowed T&N access to certain Middle-Eastern geographic markets and customers as well as to low cost manufacturing capabilities, while Dereli gained access to the aftermarket brand names, product and process technology and distribution capability of T&N.

The joint venture was initially capitalized through the contribution of 100% of T&N’s shares in Goetze Istanbul Segman ve Gomlek Sanayi Ticaret A.S. (“GIS”) and Dereli’s shares in Istanbul Motor Piston ve Pim Sanayi A.S. (“IMP”) and Dereli Holding A.S. (“DHAS”). The fair value of each party’s contribution in kind was DM65 million for total capitalization of DM130 million. This initial capitalization resulted in ownership interests of 50%, respectively. GIS was engaged in the manufacturing and marketing of piston rings and cylinder liners, while IMP and DHAS were engaged in the manufacturing and marketing of pistons and pins.

The joint venture relationship between the Company and Dereli is governed by a written shareholders agreement (the “Turkey Shareholders Agreement). The Turkey Shareholders Agreement establishes joint control of the entity and outlines the process for key decision making such that neither party is able to unilaterally control the entity. The agreement also includes an option for Dereli to put their shares in the entity to the Company at the existing fair value or at a guaranteed minimum amount, whichever is higher. The put option can be exercised at the discretion of Dereli.

For commercial reasons, the Company does not believe that disclosure of this estimated fair value is appropriate since settlement of the put option, if exercised, would likely become a matter of negotiation between the joint venture partners. Accordingly, the Company will continue to provide qualitative disclosure related to the potential impact on the Company’s liquidity position.

The Company has evaluated the terms and conditions of the put option as specified in the Turkey Shareholders Agreement and concluded that the put option does not qualify as a derivative instrument under Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities. In accordance with SFAS No. 133, a derivative instrument is a financial instrument or other contract with all three of the following characteristics:

1.	It has (1) one or more underlyings and (2) one or more notional amounts or payment provisions or both. Those terms determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required.

2.	It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

3.	Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

Furthermore, a contract meets the definition of net settlement if the contract meets one of the following criteria:

1.	Neither party is required to deliver an asset that is associated with the underlying and that has a principal amount, stated amount, face value, number of shares, or other denomination that is equal to the notional amount (or the notional amount plus a premium or minus a discount).

2.	One of the parties is required to deliver an asset of the type described in the immediately preceding paragraph, but there is a market mechanism that facilitates net settlement, for example, an exchange that offers a ready opportunity to sell the contract or to enter into an offsetting contract.

3.	One of the parties is required to deliver an asset of the type described in paragraph 1 above, but that asset is readily convertible to cash or is itself a derivative instrument.

If the option were to be exercised, the option would be settled gross as Dereli would be required to deliver their shares of the Turkey joint venture entity to a subsidiary of the Company in exchange for a commercially determined fair value purchase price. These shares of the Turkey joint venture entity are not traded on any exchange, and are not readily convertible into cash by Federal-Mogul or its subsidiaries. As such, the Company believes that the net settlement provisions of SFAS No. 133 have not been achieved and the option is therefore not considered a derivative instrument.

As described in the Company’s response letter to the SEC dated October 22, 2004 in response to comment letters received from the SEC dated August 16, 2004 and August 25, 2004, and consistent with the transition requirements of paragraph 20 of FIN No. 45, no liability was recorded as the provisions of FIN No. 45 are applied prospectively to guarantees issued or modified after December 31, 2002. Accordingly, the Company’s previous accounting for guarantees issued prior to the date of the initial application of FIN No. 45 was not revised or restated to reflect the recognition and measurement provisions of the Interpretation.

The Company will expand its discussion of this put option in future filings with the SEC to further describe the accounting for the put option.

Other

2.	We urge all persons who are responsible for the accuracy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company acknowledges that the Company and its management are responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any of the Company’s responses, please contact me directly at 248-354-9924.

Very truly yours,

/s/ Robert L. Katz
Robert L. Katz
Senior Vice President and General Counsel